Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231736

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 6, 2019)

2,863,768 Units of Stapled Securities

representing

2,863,768 Ordinary Shares and

$494,314,994.48 original issuance amount of

1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

655,094 Ordinary Shares

Vantage Drilling International

Stapled Securities and Ordinary Shares

This is supplement no. 2 to the prospectus dated June 6, 2019 that relates to the offer and resale of up to (a) an aggregate of 2,863,768 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares” or “New Shares”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) and (b) an aggregate of 655,094 Ordinary Shares that are not part of any Stapled Securities, of Vantage Drilling International by the selling holders identified in the prospectus. As of February 10, 2016, the original issuance date thereof, each Stapled Security initially represented one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes accrues at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) on June 30 and December 31 of each year by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities and Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our Stapled Securities are quoted on the Over-The-Counter Bulletin Board (the “OTCBB”) and on the Over the Counter Pink Market (“OTC Pink”) under the symbol “VTGGF.” On June 21, 2019, the last reported bid price per Stapled Security was $234.00.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on July 18, 2019. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated June 6, 2019, as supplemented from time to time.

Investing in our Stapled Securities and Ordinary Shares involves risks. See the section entitled “Risk Factors” in the prospectus and in our annual report on Form 10-K for the year ended December 31, 2018, as amended by our annual report on Form 10-K/A for the year ended December 31, 2018 (as so amended, the “Annual Report”), and our subsequent filings with the Securities and Exchange Commission, which are incorporated by reference therein, for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 25, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 18, 2019

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	333-231736	98-1372204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Vantage Energy Services, Inc.

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 8.01. Other Events.

Brazil Improbity Action

As previously disclosed by Vantage Drilling International (the “Company”) in its filings with the Securities and Exchange Commission, on April 27, 2018, the Company was added as an additional defendant in a legal proceeding initiated by the Brazilian federal public prosecutor’s office in the State of Parana, Brazil (the “Brazilian Federal Prosecutor”) against certain individuals in connection with the contracting of the Titanium Explorer drillship to Petroleo Brasileiro S.A. (“Petrobras”) under a 2009 drilling contract, with the Brazilian Government and Petrobras as plaintiffs. The proceeding is taking place at the 11th Federal Court of the Judicial Branch of Curitiba, State of Parana, Brazil (the “Brazilian Federal Court”).

The damages claimed in the proceeding are in the amount of BRL 102.8 million (approximately $31.0 million), together with a civil fine equal to three times that amount. The Company understands that the Brazilian Federal Court issued an order authorizing the seizure and freezing of the assets of the Company and the other three defendants in the legal proceeding, as a precautionary measure, in the amount of approximately $124 million. The Company and the other three defendants are jointly and severally liable for this amount. The seizure order has not had an effect on the Company’s assets or operations, as the Company does not own any assets in Brazil, and does not currently intend to relocate any assets to Brazil. On February 13, 2019, the Company learned that the Brazilian Federal Prosecutor has requested mutual legal assistance from the U.S. Department of Justice (“DOJ”) pursuant to the United Nations Convention against Corruption of 2003 to obtain a freezing order against the Company’s U.S. assets in the amount of $124.0 million.

On April 12, 2019, the Company filed an interlocutory appeal with the 4th Circuit of the Federal Court of Appeals in Porto Alegre, State of Rio Grande do Sul, Brazil (the “Brazilian Appellate Court”), the appellate court hearing appeals in the “Car Wash” cases, to stay the seizure and freezing order of the Brazilian Federal Court.

On May 20, 2019, the Company announced that the Brazilian Appellate Court ruled in favor of the Company’s appeal to stay the seizure and freezing order of the Brazilian Federal Court. The foregoing ruling is still subject to confirmation by a three-judge panel, and is subject to appeal, and the Company can offer no assurances that the stay will be confirmed or as to the outcome of any appeal thereof. The Company has communicated said ruling to the DOJ, and has asked the Brazilian Federal Court to do the same.

On June 26, 2019, the Company learned that the Brazilian Government made a filing with the Brazilian Federal Court reporting that the DOJ has advised the Brazilian Ministry of Justice that it would not be possible for the DOJ to comply with the mutual assistance request in respect of the asset freeze order. On July 5, 2019, the Company further learned from the Brazilian Ministry of Justice that the DOJ’s response to the request for mutual assistance stated that no legal grounds existed for the implementing the requested asset freeze, and that the DOJ was returning the request without taking action and considers the matter concluded.

The Company intends to continue to vigorously defend against the allegations made in the underlying improbity action. However, the Company can neither predict the ultimate outcome of this matter nor that there will not be further developments in the “Car Wash” investigation or in any other ongoing investigation or related proceeding that could adversely affect it.

Third Lien Notes

The Company previously announced in its Current Report on Form 8-K filed on June 7, 2019, that the board of directors of the Company had approved the conversion of all of the Company’s currently outstanding 1%/12% Step-Up Senior Secured Third Lien Convertible Notes (the “Third Lien Notes”) into ordinary shares of the Company (the “Conversion”) to take effect on or as promptly as practicable after July 1, 2019, that the Conversion would be further subject to the satisfaction of certain conditions required by the indenture governing the Third Lien Notes, and that the Company at the time expected to satisfy such conditions on or after July 1, 2019.

In light of the recently announced agreement with, and payment by, Petrobras and certain of its subsidiaries, which was reported by the Company in its Current Report on Form 8-K filed on June 24, 2019, the board of directors of the Company has decided to reevaluate whether it is in the best interests of the Company and its shareholders to proceed with the conversion of the Third Lien Notes into ordinary shares at this point in time. Accordingly, no action is being undertaken by the Company at the current time to proceed with the Conversion.

***

This foregoing is provided for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to purchase, or an offer to purchase with respect to, any securities.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. As a result of these factors, actual results and outcomes may differ materially from those indicated or implied by such forward-looking statements. The Company disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 18, 2019

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart
Vice President, General Counsel and Corporate Secretary